UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Anchor Bancorp
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

032838104
(CUSIP Number)

JOEL S. LAWSON
2040 Grubbs Mill Road
Berwyn, Pennsylvania 19312
(610) 306-3123

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 032838104

1	NAME OF REPORTING PERSON Joel S. Lawson IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 225,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 032838104

The following constitutes Amendment No. 5 the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 21, 2015, the Reporting Person entered into an agreement (the “Agreement”) with the Issuer with respect to certain matters related to the 2015 annual meeting of shareholders (the “2015 Annual Meeting”). The Reporting Person was not eligible to serve as a director pursuant to the Washington residency requirement contained in the Issuer’s bylaws; however, the Reporting Person received approximately 67% of the outstanding shares of the Issuer, in favor of his election to the Board of Directors (the “Board”). Pursuant to the terms of the Agreement, the Issuer agreed to appoint one of two candidates, who are Washington Residents (the “New Director”) chosen by the Reporting Person, to the Issuer’s Board.  Concurrent with the appointment to the Board, the Issuer agreed to appoint the New Director to a new committee of independent members of the Board that will be formed and authorized to evaluate the Issuer’s strategic options, including a potential sale of the Company, and retain an investment banker.

The Reporting Person also agreed to vote all Shares beneficially owned by the Reporting Person at the 2015 Annual Meeting in favor of the 2015 Board Nominees and in accordance with the Board’s recommendations on its proposals, including voting for the equity incentive plan. The Reporting Person plans on entering into a standstill agreement with the Issuer subject to certain standstill restrictions during the period from the date of the Agreement until 30 days prior to the deadline for shareholder nominations of directors for election at the 2016 annual meeting of shareholders. Pursuant to the Agreement, the Issuer also will reimburse the expenses incurred by the Reporting Person in connection with the 2015 Annual Meeting for up to $75,000.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 21, 2015 the Reporting Person and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1        Agreement by and between Joel S. Lawson IV and Anchor Bancorp, dated October 21, 2015.

CUSIP NO. 032838104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2015

/s/ Joel S. Lawson IV
Joel S. Lawson IV